Pattern Energy Group Inc. Pier 1, Bay 3 San Francisco, CA 94111 T 415 283 4000 F 415 362 7900 www.patternenergy.com

September 24, 2013

VIA EDGAR CORRESPONDENCE

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Scott Anderegg, Staff Attorney

Re:	Pattern Energy Group Inc. Registration Statement on Form S-1 File No. 333-190538

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Pattern Energy Group Inc. (the “Company”), hereby requests acceleration of the effective date of the Registration Statement on Form S-1 File No. 333-190538, as amended, so that it may become effective at 12:00 p.m. on Thursday, September 26, 2013 or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. Please call Brandon J. Bortner of Latham & Watkins LLP at (202) 637-2117 to provide notice of effectiveness.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement referred to above, the Company, its officers and directors acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission

September 24, 2013

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Pattern Energy Group Inc.

By:	/s/ Michael J. Lyon
Name: Michael J. Lyon Title: Chief Financial Officer

cc:	Michael M. Garland of Pattern Energy Group Inc.
Kirk A. Davenport II of Latham & Watkins LLP
Patrick H. Shannon of Latham & Watkins LLP
Brandon J. Bortner of Latham & Watkins LLP